1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street

Washington, DC 20549

Attention: Chief Counsel’s Office, Division of Investment Management

Re:	Application for Mixed and Shared Funding Relief

Dear Sir or Madam:

On behalf of our clients BlackRock Variable Series Funds, Inc., BlackRock Series Fund, Inc., BlackRock Variable Series Funds II, Inc., BlackRock Series Fund II, Inc. and BlackRock Advisors LLC, we are submitting the enclosed application (the “Application”) pursuant to Section 6(c) under the Investment Company Act for an order of exemption from the provisions of
Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2 and 6e-3(T) thereunder. The grounds for our request are set forth in the Application.

The Application does not present any novel legal issues. To assist you in your review, we have included as correspondence a redline of the Application marked against the application (as amended) that resulted in The RBB Fund, Inc., et al., Inv. Co. Act Rel. No. 31648 (May 27, 2015) (notice), Inv. Co. Act Rel. No. 31687 (June 23, 2015) (order), the most recent mixed and shared funding order granted by the Commission.

We respectfully request expedited treatment for the Application for business reasons.

April 27, 2018

If you have any question concerning the foregoing or the Application, please contact the undersigned at (202) 303-1117 or Elliot Gluck at (212) 728-8138.

Very truly yours,

/s/ Christopher S. Petito

Christopher S. Petito

Counsel

Cc:	Elliot J. Gluck, Esq.

Janey Ahn, Esq.

Gladys Chang, Esq.